UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GrafTech International Ltd.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)

384313508
(CUSIP Number)

Nilesh Undavia 155 E Boca Raton Road Unit 416 Boca Raton, Florida 33432 (617) 763-8191
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Nilesh Undavia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,192,976
	8	SHARED VOTING POWER
4,545,275
	9	SOLE DISPOSITIVE POWER
10,192,976
	10	SHARED DISPOSITIVE POWER
4,545,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
IN

2

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Liliana Undavia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States and Portugal
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,590,000
	8	SHARED VOTING POWER
13,148,251
	9	SOLE DISPOSITIVE POWER
1,590,000
	10	SHARED DISPOSITIVE POWER
13,148,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
IN

3

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Kanta Undavia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
14,738,251
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
14,738,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
IN

4

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,677,175
	8	SHARED VOTING POWER
12,061,076
	9	SOLE DISPOSITIVE POWER
2,677,175
	10	SHARED DISPOSITIVE POWER
12,061,076
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

5

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
162,600
	8	SHARED VOTING POWER
14,575,651
	9	SOLE DISPOSITIVE POWER
162,600
	10	SHARED DISPOSITIVE POWER
14,575,651
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

6

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Nilesh Undavia Irrevocable Family Trust #1 87-6649173
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,500,000
	8	SHARED VOTING POWER
13,238,251
	9	SOLE DISPOSITIVE POWER
1,500,000
	10	SHARED DISPOSITIVE POWER
13,238,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

7

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Liliana Undavia Irrevocable Family Trust #1 87-6649280
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,500,050
	8	SHARED VOTING POWER
13,238,201
	9	SOLE DISPOSITIVE POWER
1,500,050
	10	SHARED DISPOSITIVE POWER
13,238,201
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

8

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Kanta Undavia Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
115,500
	8	SHARED VOTING POWER
14,622,751
	9	SOLE DISPOSITIVE POWER
115,500
	10	SHARED DISPOSITIVE POWER
14,622,751
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

9

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Sophia Undavia Irrevocable Trust 87-6656323
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,000
	8	SHARED VOTING POWER
14,708,251
	9	SOLE DISPOSITIVE POWER
30,000
	10	SHARED DISPOSITIVE POWER
14,708,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

10

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Jai Undavia Irrevocable Trust 87-6665423
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,000
	8	SHARED VOTING POWER
14,708,251
	9	SOLE DISPOSITIVE POWER
30,000
	10	SHARED DISPOSITIVE POWER
14,708,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

11

SCHEDULE 13D

CUSIP NO. 384313508
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
The Julia Undavia Irrevocable Trust 87-6655127
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒
(b) ☐
3		SEC® USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
30,000
	8	SHARED VOTING POWER
14,708,251
	9	SOLE DISPOSITIVE POWER
30,000
	10	SHARED DISPOSITIVE POWER
14,708,251
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,738,251
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see INSTRUCTIONS) ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.74%
14		TYPE OF REPORTING PERSON
OO

12

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of GRAFTECH INTERNATIONAL LTD., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is 982 Keynote Circle, Brooklyn Heights, OH 44131.

Item 2.	Identity and Background.

(a)	This statement is being filed by (i) The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018 (the “NPU Trust”); (ii) The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018 (the “LAU Trust”); (iii) The Nilesh Undavia Irrevocable Family Trust #1 (the “NU Irrev Trust”); (iv) The Liliana Undavia Irrevocable Family Trust#1 (the “LU Irrev Trust”); (v) The Kanta Undavia Revocable Trust (the “Kanta Trust”); (vi) The Sophia Undavia Irrevocable Trust (the “Sophia Trust”); (vii) The Jai Undavia Irrevocable Trust (the “Jai Trust”); (viii) The Julia Undavia Irrevocable Trust (the “Julia Trust”); (ix) Nilesh Undavia; (x) Liliana Undavia; and (xi) Kanta Undavia. The foregoing persons are hereinafter referred to collectively as the “Reporting Persons”. The foregoing trusts are hereinafter referred to collectively as the “Trusts”. Nilesh Undavia, Liliana Undavia, and Kanta Undavia are hereinafter referred to collectively as the “Undavias”.

(b)	The business addresses of each the Reporting Persons is 155 E Boca Raton Road, Unit 416, Boca Raton, Florida 33432.

(c)	The principal business of each of the Reporting Persons that is a trust is to administer the assets of the trust for the benefit of the beneficiaries thereof. Nilesh Undavia, Liliana Undavia, and Kanta Undavia are private investors.

(d)	During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Nilesh Undavia is a citizen of the United States; Liliana Undavia is a citizen of the United States and Portugal; and Kanta Undavia is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration.

Personal funds of the Undavias, contributed to the Trusts and to investment retirement accounts, were used to purchase the shares of Common Stock referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $38,922,437.

13

Item 4.	Purpose of Transaction.

The filers of this 13D include Nilesh Undavia (“Mr. Undavia”). Mr. Undavia has more than 25 years of investing experience. Mr. Undavia has a particular expertise investing in cyclical companies and industries. Over the course of his investing career, Mr. Undavia has worked cooperatively and collaboratively with a large number of incumbent boards of directors. He has rarely had anything negative to say about an incumbent board of directors.

Mr. Undavia performed very extensive research on the Issuer. This research involved reviewing and analyzing all shareholder communication from the Issuer’s management, and conferring with experts who know the steel industry, and the Issuer’s end customers. Mr. Undavia concluded that the Issuer enjoys a highly advantaged long-term market position in a relatively consolidated industry. The Issuer is among the lowest cost producers of graphite electrodes, and with a suitable board of directors, the Issuer is likely to gain market share and be highly profitable over the long term.

Mr. Undavia’s confidence in his research was so great that Mr. Undavia, together with the other Reporting Persons, invested a substantial sum of his family’s personal capital in the Issuer’s Common Stock. This investment is very meaningful to Mr. Undavia and his family, and represents one of the largest allocations of their personal funds ever made. Mr. Undavia reserves the right to adjust his position in GrafTech based on investment merit.

In the course of his deep and extensive research, Mr. Undavia was made aware of what appear to be a number of very serious errors made by the incumbent board of directors (the “Board”). Mr. Undavia was informed that the incumbent Board is engaged in a search process for a new permanent CEO.

In light of what appear to be multiple very serious errors made by the incumbent Board, Mr. Undavia concluded that the incumbent Board was likely to make an additional serious error in their choice of CEO. Such an error might be catastrophic for shareholders.

Mr. Undavia approached the incumbent Board with a humble, soft-spoken approach, seeking friendly collaboration with the incumbent Board in the selection of a new CEO. In order to serve the interests of all shareholders, Mr. Undavia sought only one Board seat for the Reporting Persons.

Mr. Undavia’s request for only one Board seat was rejected by the incumbent Board. The manner in which the incumbent Board did this suggests that the incumbent Board may be entrenching itself. It suggests that the incumbent Board may be less interested in serving shareholders and more interested in the Board’s own high fees.

Mr. Undavia attempted to further engage with the incumbent Board but his requests for constructive dialogue were mostly rejected or ignored.

This set of events has convinced Mr. Undavia that the problems of the incumbent Board are much deeper than Mr. Undavia originally thought. Mr. Undavia has therefore concluded that only the addition of two new members to the Board will suffice to guarantee that the Board selects an appropriate CEO.

Mr. Undavia identified a number of excellent candidates for the Board. However, in the course of his communication, he learned that one of the Board members resigned on January 26, and the Board shrunk its size from 8 to 7 members. Thus, the Reporting Persons can nominate a maximum of two members to the Board. Mr. Undavia has officially requested that the incumbent Board allow the Reporting Persons to list two of his candidates on the Universal Proxy that will be distributed for the annual meeting of shareholders.

Mr. Undavia believes that when shareholders are able to review the qualifications of the two candidates selected by Mr. Undavia, shareholders will conclude that Mr. Undavia’s two candidates should be elected to the Board to increase the chances of a positive outcome for all shareholders.

The Reporting Persons’ two candidates are committed to implementing the best practices of Corporate Governance.

Should the incumbent Board decide to thwart the Reporting Persons’ ability to list two candidates on the Universal Proxy, Mr. Undavia intends to seriously consider running a “denial of quorum” campaign. Mr. Undavia notes that such campaigns have been successful in demonstrating to incumbent Boards the shareholder desire for change, and in the past led to incumbent Boards finding themselves unable to reach quorum over the course of multiple attempts, and then entering into settlement agreements with dissident shareholders.

14

For a variety of reasons, Mr. Undavia intends to communicate with shareholders, potential shareholders, journalists, industry analysts and other interested parties directly and through his attorney Cornish F. Hitchcock. Interested parties can contact Mr. Hitchcock at 202-489-4813

Mr. Undavia is at this time writing a preliminary proxy statement which will be submitted to the SEC. In addition, My Undavia states:

a) The Reporting Person may acquire shares in the issuer.

b) The Reporting Person is not contemplating any corporate transaction such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

c) The Reporting Person is not contemplating a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

d) The Reporting Person aims to fill a position on the issuer’s board of directors which is up for election in the 2024 Annual Meeting.

e) The Reporting person is not contemplating a change in present capitalization or dividend policy of the issuer.

f) The Reporting Person is not contemplating a material change in the issuer’s business or corporate structure

g) The Reporting Person is not contemplating changes in the issuer’s charter, bylaws corresponding thereto to or other actions which may impede the acquisition of control of the issuer by any person.

h) The Reporting Person is not contemplating causing the issuer's common stock to be delisted.

i) The Reporting Person is not contemplating the issuer’s common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934.

j) The Reporting Person is not contemplating any additional action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this filing, the Reporting Persons beneficially own 14,738,251 shares (the “Shares”), or approximately 5.74%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on November 3, 2023 for the quarter ended September 30, 2023, which reported that 256,807,900 shares of Common Stock were outstanding as of October 27, 2023). The Reporting Persons also may be deemed to be members of a “group” (within the meaning of SEC Rule 13d-5) by virtue of their verbal agreement to vote, hold, or sell of the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time.

(b)	Nilesh Undavia is the record holder of 8,692,926 Shares through two individual retirement accounts (the “IRAs”). Nilesh Undavia is the sole trustee of the LU Irrev Trust. Accordingly, Nilesh Undavia may be deemed to hold sole voting and dispositive power with respect to the 10,192,976 Shares held by him through the IRAs and the LU Irrev Trust.

Liliana Undavia is the sole trustee of the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust. Accordingly, Liliana Undavia may be deemed to hold sole voting and dispositive power with respect to the 1,590,000 Shares held by the NU Irrev Trust, the Sophia Trust, the Jai Trust, and the Julia Trust.

Nilesh Undavia and Kanta Undavia are trustees of the Kanta Trust, each with shared power to vote or dispose of the Shares held by such Trust unilaterally. Nilesh Undavia and Liliana Undavia are trustees of the NPU Trust and the LAU Trust, each with shared power to vote or dispose of the Shares held by such Trusts unilaterally. Furthermore, the Reporting Persons have verbally agreed to vote, hold, or sell the Shares in the same manner and to act in concert with respect to the proposals brought to the Board by Mr. Undavia as set forth in Item 4 and as brought forth by Mr. Undavia from time to time. Accordingly, each of the Reporting Persons could be deemed to have shared voting and dispositive power with respect to the following number of Shares:

(i)	NPU Trust:	12,061,076
(ii)	LAU Trust:	14,575,651
(iii)	NU Irrev Trust:	13,238,251
(iv)	LU Irrev Trust:	13,238,201
(v)	Kanta Trust:	14,622,751
(vi)	Sophia Trust:	14,708,251
(vii)	Jai Trust:	14,708,251
(viii)	Julia Trust:	14,708,251
(ix)	Nilesh Undavia:	4,545,275
(x)	Liliana Undavia:	13,148,251
(xi)	Kanta Undavia:	14,738,251

15

(c)	The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares (except for the transaction labelled as “SALE” in the Jai Trust below) effected in the open market, and the table includes commissions paid in per share prices.

NPU Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
01/10/2024	40,000	$1.58
01/10/2024	100,000	$1.60
01/09/2024	50,000	$1.86
01/09/2024	50,000	$1.90
01/09/2024	50,000	$1.92
01/04/2024	30,000	$1.89
01/04/2024	30,000	$1.91
01/03/2024	30,000	$2.00
01/02/2024	20,000	$2.08
01/02/2024	40,000	$2.10
01/02/2024	20,000	$2.14
12/29/2023	13,600	$2.18
12/20/2023	20,000	$2.08
12/20/2023	20,000	$2.09
12/20/2023	15,000	$2.14
12/20/2023	25,000	$2.14
12/20/2023	20,000	$2.14
12/20/2023	20,000	$2.14
12/20/2023	20,000	$2.14
12/20/2023	1,603	$2.14
12/18/2023	15,000	$2.20
12/18/2023	20,000	$2.22
12/18/2023	50,000	$2.24

LAU Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
12/22/2023	26,600	$2.06
12/22/2023	30,000	$2.10
12/21/2023	14,000	$2.01

NU Irrev Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
02/02/2024	82,500	$1.34
02/02/2024	32,000	$1.34
02/02/2024	100,000	$1.35
02/02/2024	100,000	$1.35
02/02/2024	100,000	$1.30
02/02/2024	5,500	$1.29
02/02/2024	100,000	$1.31
02/02/2024	11,097	$1.29
02/01/2024	27,558	$1.33
02/01/2024	1,400	$1.33
02/01/2024	18,050	$1.31
12/20/2023	20,000	$2.13
12/20/2023	25,000	$2.14
12/20/2023	25,000	$2.14
12/15/2023	20,000	$2.42
12/15/2023	50,000	$2.44
12/15/2023	29,119	$2.50

16

LU Irrev Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
02/02/2024	62,320	$1.36
02/02/2024	20,180	$1.35
02/02/2024	100,000	$1.33
02/02/2024	100,000	$1.35
02/02/2024	50,000	$1.36
02/02/2024	4,863	$1.36
02/02/2024	900	$1.41
02/02/2024	5,516	$1.40
02/02/2024	39,621	$1.37
02/02/2024	61,086	$1.37
02/02/2024	1,146	$1.33
02/02/2024	2,860	$1.31
02/02/2024	34,908	$1.29
02/01/2024	43,405	$1.34
02/01/2024	56,595	$1.34
12/20/2023	10,000	$2.14
12/20/2023	20,000	$2.14
12/20/2023	20,000	$2.15
12/18/2023	20,000	$2.19
12/18/2023	50,000	$2.26
12/15/2023	50,000	$2.44

Kanta Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
12/15/2023	15,500	$2.57

Sophia Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
02/06/2024	82	$1.36
01/10/2024	22,000	$1.62
12/13/2023	18	$2.42
12/12/2023	7,900	$2.50

Jai Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
02/06/2024	112 (SALE)	$1.35
01/10/2024	8,300	$1.64
01/10/2024	13,882	$1.60
12/13/2023	30	$2.42
12/12/2023	7,900	$2.50

Julia Trust

Date of Transaction	Amount of Securities	Price Per Share ($)
02/06/2024	36	$1.36
01/10/2024	22,000	$1.63
12/13/2023	64	$2.42
12/12/2023	7,900	$2.50

17

Nilesh Undavia

Date of Transaction	Amount of Securities	Price Per Share ($)
02/05/2024	75,234	$1.24
02/05/2024	100,000	$1.24
02/05/2024	100,000	$1.25
02/05/2024	100,000	$1.23
02/05/2024	87,503	$1.23
02/05/2024	5,447	$1.22
02/05/2024	98,300	$1.23
02/05/2024	1,700	$1.21
02/05/2024	100,000	$1.21
02/05/2024	97,638	$1.24
02/05/2024	2,362	$1.22
02/02/2024	100,000	$1.36
02/02/2024	100,000	$1.36
02/02/2024	75,817	$1.36
01/02/2024	107,000	$2.17
12/18/2023	200,000	$2.28
12/15/2023	24,183	$2.51
12/15/2023	100,000	$2.56
12/13/2023	276,423	$2.42
12/12/2023	200,000	$2.49

(d)       Not applicable.

(e)       Not applicable.

18

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein (including Item 5 and this Item 6), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(a)	Nilesh Undavia, Liliana Undavia, and Kanta Undavia are family members. Nilesh Undavia and Liliana Undavia are spouses. Kanta Undavia is Nilesh Undavia’s mother.

(b)	Nilesh Undavia has nominated Ms. Andree Michelle Petigny to occupy a director seat on GrafTech International Ltd.’s board of directors. Nilesh Undavia, as trustee of The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018 is party to that certain Engagement and Indemnification Agreement entered into on or about January 22, 2024 with Ms. Andree Michelle Petigny pursuant to which the NPU Trust has agreed to indemnify, defend, and hold Ms. Petigny harmless with respect to claims and actions against Ms. Petigny arising out of her service to and activities on behalf of GrafTech International Ltd., as a candidate for election to the company’s board of directors and in the course of her duties if and when elected to the board. A copy of such Indemnification Agreement is attached to this filing.

Item 7.	Material to be Filed as Exhibits.

1.	Joint Filing Agreement of the Reporting Persons.
2.	Engagement and Indemnification Agreement by and between Nilesh Undavia, as trustee of The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018 and Andree Michelle Petigny.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2024	/s/ Nilesh Undavia
Nilesh Undavia

/s/ Liliana Undavia
Liliana Undavia

/s/ Kanta Undavia
Kanta Undavia

THE NILESH P UNDAVIA 2018 TRUST U/A DATED 10/25/2018
THE LILIANA ARSENIO-UNDAVIA 2018 TRUST U/A DATED 10/25/2018

	By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

	By:	/s/ Liliana Undavia
Liliana Undavia, Trustee

THE NILESH UNDAVIA IRREVOCABLE FAMILY TRUST #1
THE SOPHIA UNDAVIA IRREVOCABLE TRUST
THE JAI UNDAVIA IRREVOCABLE TRUST
THE JULIA UNDAVIA IRREVOCABLE TRUST

	By:	/s/ Liliana Undavia
Liliana Undavia, Trustee

THE LILIANA UNDAVIA IRREVOCABLE FAMILY TRUST#1

	By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

THE KANTA UNDAVIA REVOCABLE TRUST

	By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

	By:	/s/ Kanta Undavia
Kanta Undavia, Trustee

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JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the Common Stock of GrafTech International Ltd. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

[Remainder of page intentionally left blank.]

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ENGAGEMENT AND INDEMNIFICATION AGREEMENT, dated as of January 22, 2024 (this “Agreement”), by and between Nilesh Undavia, trustee of Nilesh P Undavia 2018 Trust Dated October 25, 2018 (“Undavia”) and Andree Michelle Petigny “Nominee”.

WHEREAS, Undavia has asked Nominee, and Nominee has agreed, to be (i) a member of the slate of nominees (the “Slate”) of Undavia for election to the Board of Directors (the “Board of Directors”) of GrafTech Corporation, a Delaware corporation (“the Company”), at the 2024 annual meeting of stockholders of the Company (including any adjournments, postponements, rescheduling or continuations thereof) (the “Annual Meeting”) and (ii) named as such in Undavia’s proxy solicitation materials related to the Annual Meeting;

WHEREAS, Undavia may solicit proxies from the stockholders of the Company in support of Nominee’s election as a director of the Company at the Annual Meeting (the “Solicitation”); and

WHEREAS, Nominee has agreed to serve as a director of the Company if so elected at the Annual Meeting or appointed to the Board of Directors by other means.

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Undavia that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

Certain Definitions.  As used in this Agreement, the following terms shall have the meanings indicated below:

“Claim” means any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative, formal or informal, investigative or other), whether instituted by Undavia, the Company or any other party, or any inquiry or investigation that Nominee in good faith believes might lead to the institution of any such action, suit or proceeding.

“Expenses” means all reasonable documented out-of-pocket attorneys’ fees and all other reasonable out-of-pocket fees, costs, and expenses paid or incurred directly and solely in connection with the Solicitation or matters related to the Solicitation, as applicable, including without limitation, investigating, defending or participating in (as a party, witness or otherwise, including on appeal), or preparing to defend or participate in, any Claim relating to any Indemnifiable Event, including the reasonable documented out-of-pocket costs and expenses Nominee incurred directly in connection with seeking enforcement of this Agreement, in each case except to the extent arising out of or resulting from Nominee’s (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee’s actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement in, or omission of, any information provided by Nominee in connection with the Solicitation, and in each case, to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

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“Indemnifiable Event” means any event or occurrence directly arising out of, or any action taken or omitted to be taken directly and solely in connection with, the Solicitation or being a member of the Slate, in each case except to the extent arising out of or resulting from Nominee’s (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee’s actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

“Loss or Losses” means any and all damages, judgments, fines, penalties, amounts paid or payable in settlement, deficiencies, losses and Expenses (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Losses), in each case except to the extent arising out of or resulting from Nominee’s (i) willful violation of state or federal law in connection with the Solicitation or a willful breach of this Agreement through actions not instructed or authorized by Undavia, unless Nominee demonstrates (any such demonstration to be reasonably determined solely by Undavia) that Nominee’s actions were taken in good faith and in a manner Nominee reasonably believed to be in, or not opposed to, the best interests of electing the Slate, (ii) gross negligence, willful misconduct through actions not instructed or authorized by Undavia or bad faith, or (iii) a material misstatement or omission of any information provided by Nominee in connection with the Solicitation, and in each case to the extent not otherwise covered by insurance or indemnification from another source (including, without limitation, the Company).

NOW, THEREFORE, in consideration of the foregoing and with the understanding on the part of Undavia that Nominee is relying on this Agreement in agreeing to be a nominee as aforesaid and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.	Nominee hereby represents and warrants to Undavia that she will not, without Undavia’s prior written consent, acquire, directly or indirectly, any shares of GrafTech Int’l Ltd., whether beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) or of record, or effect any sale or disposition of any share of GrafTech Int’l Ltd., from the date hereof until the conclusion of the Meeting and that she will not cause or be a party to any transactions by all business partners, associates, family members and other entities or individuals with which she might share such beneficial ownership of GrafTech Int’l Ltd. Nominee furthermore agrees to treat this matter with utmost confidentiality and agrees to not mention or discuss the name of the Company or her nomination to the Company’s board with any family member, acquaintance, friend or business associate.

23

2.	Nominee hereby agrees (a) (i) to promptly complete, sign, and return GrafTech Int’l 2024 questionnaire form requesting information relating to Nominee’s background and qualifications (ii) the written consent and any other documents that may be required to be completed and delivered to the Company in order to be eligible to be a nominee for election to the Board of Directors and to serve as a director if elected, pursuant to the Company’s Amended and Restated Bylaw as of November 9, 2023s, (b) that Nominee’s responses in the Questionnaires and Nominee’s representations in any form provided to Undavia or the Company will be true, complete and correct in all material respects and will not omit any material information, (c) that Nominee will provide true, correct and complete information concerning such other matters as are required or customary to be disclosed regarding Nominee, Nominee’s nomination to the Board of Directors, or the Solicitation under (i) the Company’s governing documents or nomination or other director requirements, or (ii) pursuant to the Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder, (d) that Nominee will promptly provide any additional information as may be requested by Undavia, such information to be true and correct and not omit any material information, and (e) that Nominee will promptly notify Undavia of any changes or updates to any information provided by Nominee to Undavia pursuant to this section. Nominee further acknowledges and agrees that Undavia may forward the Questionnaires and the Written Consent to the Company, as applicable, and both Undavia and the Company may at any time, in their respective discretion, publicly disclose such information, as well as the existence and contents of this Agreement and any information that Nominee provides pursuant to this Agreement. Furthermore, Nominee acknowledges and agrees that Undavia may elect, at his expense, to conduct a background and reference check of Nominee and Nominee further agrees to complete and execute any necessary authorization forms or other documents required in connection therewith.

3.	As part of the nomination process, Nominee agrees to be interviewed by the Company once at soon as practicable, if requested by the Company. Nominee will agree to any additional interviews by the Company or its representatives only with prior written approval by Undavia. Nominee agrees to not communicate in any way with any member of the Company’s management, representatives, Board members or affiliates without Undavia’s prior written consent. Nominee agrees to inform Undavia by phone or text within one hour of any attempt by any of the Company’s representatives to communicate with the Nominee.

4.	As part of the nomination process Nominee understands (a) Undavia may enter into a settlement with the company on or before the Annual Meeting which may result in the Nominee being withdrawn as a candidate for the board of directors and (b) Nominee agrees to not enter into any settlement with the Company to serve on the Board of Directors without written approval by Undavia or be a candidate for the Company’s slate without written approval by Undavia.

24

5.	In the event Nominee was, is or becomes a party to, or other participant in, or is threatened to be made a party to or other participant in, a Claim by reason of (or arising or allegedly arising in any manner out of or relating to in whole or in part) an Indemnifiable Event, Undavia or a designee thereof, to the fullest extent permitted by applicable law, shall indemnify and hold harmless Nominee from and against any and all Losses suffered, incurred or sustained by Nominee or to which Nominee becomes subject, arising out of such Claim (it being understood and agreed that, except as provided in Section 4(c) with respect to Expenses, reimbursements of any such Losses payable hereunder shall be made as soon as practicable but in any event no later than thirty (30) days after written request is made to Undavia accompanied by reasonable supporting documentation).

6.	Nominee shall give Undavia prompt written notice of any Claim (accompanied by such reasonable supporting documentation as may be in Nominee’s possession) as soon as Nominee becomes aware of any such Claim.

7.	In the case of the commencement of any Claim against Nominee in respect of which Nominee may seek indemnification from Undavia hereunder, Undavia will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Claim. In addition, Undavia shall have, in his sole discretion, the right to assume control of the defense of such Claim with counsel chosen by Undavia. To the extent that Undavia may wish to assume the defense of any Claim against Nominee in respect of which Nominee may seek indemnification from Undavia hereunder, Undavia shall provide Nominee with written notice of Undavia’s election to assume the defense of such Claim. From and after such election by Undavia to assume defense of a Claim, Undavia will not be liable to Nominee under this Agreement for any Expenses subsequently incurred by Nominee in connection with the defense thereof other than reasonable costs of investigation and preparation therefor (including, without limitation, appearing as a witness and reasonable fees and expenses of legal counsel in connection therewith). If, in any action for which indemnity may be sought hereunder, Undavia shall not have timely assumed the defense thereof or Nominee shall have been advised by Nominee’s independent counsel that it would constitute a conflict of interest for the same counsel to represent both Nominee and Undavia in such action, or if Nominee has been advised by independent counsel that Nominee has separate or additional defenses than those available to Undavia with regard to such action, Nominee shall have the right to employ Nominee’s own counsel reasonably satisfactory to Undavia in such action, in which event Undavia shall pay directly or reimburse Nominee for any reasonable documented costs, out-of-pocket legal fees and expenses not paid directly and incurred by Nominee in connection with the defense thereof; provided, however, that Undavia shall be obligated to pay for only one firm to serve as counsel for all of Undavia’s nominees for election to the Board of Directors unless Nominee has been informed by independent counsel that there are conflicts of interest or additional defenses for Nominee relative to the other nominees. Nominee shall not settle any action, and Nominee shall not be responsible for any settlement of any claim against Nominee covered by this Agreement, without the prior written consent of Undavia, which consent shall not be unreasonably delayed or withheld. Undavia shall not settle any Claim in any manner that would impose any expense, penalty, obligation or limitation on Nominee that could reasonably be viewed as an acknowledgment of wrongdoing on the part of Nominee, without Nominee’s prior written consent (which consent shall not be unreasonably conditioned, delayed or withheld).

25

8.	Nominee’s right to indemnification pursuant to this Section 4 shall include the right of Nominee to be advanced by Undavia or a designee thereof any Expenses incurred in connection with any Indemnifiable Event as such expenses are incurred by Nominee; provided, however, that all amounts advanced in respect of such Expenses shall be promptly repaid to Undavia or a designee thereof by Nominee to the extent it shall ultimately be determined in a final judgment by a court of competent jurisdiction that Nominee is not entitled to be indemnified for or advanced such Expenses. The indemnification and reimbursement arrangements contemplated herein shall only take effect if Nominee is publicly named by Undavia as a member of the Slate.

9.	Notwithstanding any other provision of this Agreement to the contrary, the indemnity and expense reimbursement obligations under this Agreement will not apply to any event or occurrence that takes place (i) prior to the date hereof, (ii) subsequent to the conclusion of the Solicitation or at such earlier time as Nominee is no longer a member of the Slate, or (iii) relating to or directly or indirectly arising out of Nominee’s service as a director of the Company.

10.	Notices. All notices, requests and other communications to any party hereunder shall be in writing (including telecopy, email or similar writing) and shall be given to such party,

if to Undavia, to:

Nilesh Undavia

155 E Boca Raton Rd Unit 416

Boca Raton, FL 33432

Telephone:	(617) 763-8191
Email:	nundavia@gmail.com

If to Nominee,

Andree Michelle Petigny

100 Warren Street, Apt 908

Jersey City, NJ 07302

Telephone:	(212) 229-2740
Email:	amp@michellepetigny.com

26

11.	Nominee Acknowledgement: Notwithstanding anything else in this Agreement, Nominee acknowledges that Undavia is and will be under no obligation to nominate Nominee for election to the Board of Directors. Nominee acknowledges that Undavia will rely upon information provided by Nominee for purposes of preparing regulatory filings, submissions to the Company, Solicitation materials and other public disclosures.

12.	Headings. The headings used herein are included for convenience of reference only and shall be ignored in the construction or interpretation of this Agreement.

13.	Execution by Counterparts/Facsimile. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. This Agreement may also be executed by PDF.

The parties hereto have executed this Agreement:

Date: January 22, 2024

By: Nilesh Undavia, Trustee for Nilesh P Undavia 2018 Trust Dated Oct 25, 2018

/s/ Nilesh Undavia

Nilesh Undavia

By: Andree Michelle Petigny

/s/ Andree Michelle Petigny

Andree Michelle Petigny

-

By:	Quentin Koffey
Name:	Quentin Koffey
Title:	Managing Member

Name:	[Nominee]

Politan Capital Management LP

By:	Politan Capital Management GP LLC, its general partner

By:	Quentin Koffey
Name:	Quentin Koffey
Title:	Managing Member

Name:	[Nominee]

27

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the day of February 12, 2024.

/s/ Nilesh Undavia
Nilesh Undavia

/s/ Liliana Undavia
Liliana Undavia

/s/ Kanta Undavia
Kanta Undavia

THE NILESH P UNDAVIA 2018 TRUST U/A DATED 10/25/2018
THE LILIANA ARSENIO-UNDAVIA 2018 TRUST U/A DATED 10/25/2018

By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

By:	/s/ Liliana Undavia
Liliana Undavia, Trustee

THE NILESH UNDAVIA IRREVOCABLE FAMILY TRUST #1
THE SOPHIA UNDAVIA IRREVOCABLE TRUST
THE JAI UNDAVIA IRREVOCABLE TRUST
THE JULIA UNDAVIA IRREVOCABLE TRUST

By:	/s/ Liliana Undavia
Liliana Undavia, Trustee

THE LILIANA UNDAVIA IRREVOCABLE FAMILY TRUST#1

By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

THE KANTA UNDAVIA REVOCABLE TRUST

By:	/s/ Nilesh Undavia
Nilesh Undavia, Trustee

By:	/s/ Kanta Undavia
Kanta Undavia, Trustee

28